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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                         WCT Communications, Inc.
      -------------------------------------------------------------
                             (Name of Issuer)

                      Common Stock, without par value
      --------------------------------------------------------------
                      (Title of Class of Securities)

                                92923M 10 2
      --------------------------------------------------------------
                              (CUSIP Number)

                          Helen A. Zamboni, Esq.
                      Rochester Telephone Corporation
            180 South Clinton Avenue, Rochester, New York 14646
                              (716) 777-7315
      --------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             November 8, 1994
      --------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D/A

CUSIP NO.  92923M 10 2

1)  Name of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons:  Rochester Telephone Corporation

2)  Check the Appropriate Box if a member of a Group (See
Instructions):
    (a)  [ ]
    (b)  [ ]

3)  SEC Use Only:

4)  Source of Funds (See Instructions):  00 (see item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)  Citizenship or Place of Organization:  New York

Number of Shares Beneficially Owned by Each Reporting Person with:

7) Sole Voting Power: 4,424,914 (The Reporting Person disclaims beneficial ownership of these shares)

8)  Shared Voting Power:       -0-

9)  Sole Dispositive Power:    -0-

10) Shared Dispositive Power:  -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
4,424,914 (The Reporting Person disclaims beneficial ownership of these shares)

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions): [ ]

13) Percent of Class Represented by Amount in Row (11): 30.4%

14) Type of Reporting Person (See Instructions): CO

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     Items 6 and 7 of the Statement of Schedule 13D (the "Initial
Schedule 13D") filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Rochester Telephone Corporation, a New York corporation ("Rochester"), relating to the Common Stock, without par value (the "WCT Shares"), of WCT Communications,
Inc., a Washington corporation ("WCT"), are hereby amending by adding to such items the information set forth below:

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

     On November 3, 1994, RCI Long Distance, Inc., a Delaware corporation and a wholly-owned subsidiary of Rochester ("RCI"), loaned Richard Frockt, the Chairman of the Board of Directors and Chief Executive Officer of WCT, $900,000 which was used by Mr. Frockt to pay a portion of the settlement of certain legal proceedings against WCT, Mr. Frockt and other officers, directors and employees of WCT. Mr. Frockt's obligation to repay the loan is evidenced by a promissory note (the "Note"), with interest thereon payable monthly and accruing at the rate of 9% per annum. The Note is due and payable on the earlier of the following to occur: (i) three business days after the effective time of the merger of Rochester Subsidiary Twenty-Eight, Inc., a Delaware corporation and a wholly-owned subsidiary of Rochester ("Sub"), with and into WCT pursuant to an Agreement and Plan of Merger dated as of November 8, 1994 among Rochester, Sub and WCT (the "Merger Agreement"); (ii) the first anniversary of the termination of that certain letter of intent between WCT and Rochester dated as of October 14, 1994 (the "Letter of Intent"), the Merger Agreement or any other definitive agreements subsequently entered into between WCT and Rochester pursuant to the Letter of Intent; and (iii) three business days following the execution of definitive agreements by WCT and a third party for the acquisition by such third party of the majority of the voting stock of WCT or all or substantially all of the assets of WCT.

     Mr. Frockt's obligation to pay the Note is secured by a Pledge and Security Agreement dated as of November 3, 1994 between RCI and Mr. Frockt (the "Pledge Agreement") covering 508,500 WCT Shares owned by Mr. Frockt (the "Pledged Shares"). Subject to the Frockt Shareholder's Agreement (as defined and described in the Initial Schedule 13D), the power to vote the Pledged Shares shall remain with Mr. Frockt unless an Event of Default (as defined in the Pledge Agreement), or an event which with the passage of time or giving of notice, or both, would constitute an Event of Default, shall have occurred. The Pledged Shares are among the 3,522,259 WCT Shares subject to the Frockt Shareholder's Agreement. Accordingly, the Pledged Shares are included in the 4,424,914 WCT Shares reported by Rochester in the Initial Schedule 13D as WCT Shares with respect to which it may be deemed the beneficial owner for certain purposes.

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     Except as described in Item 6 hereof and in Item 4 of the
Initial Schedule 13D, neither Rochester nor, to the best knowledge of Rochester, any director or executive officer of Rochester has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of WCT, including, but not limited to, transfer or voting of any securities of WCT, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving of withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     1.   Promissory Note dated November 3, 1994.

     2.   Pledge and Security Agreement dated as of November 3,
          1994 between RCI and Richard Frockt.
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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:    December 22, 1994


                         ROCHESTER TELEPHONE CORPORATION

                         By:  /s/ Barbara J. LaVerdi
                              ----------------------------
                              Barbara J. LaVerdi
                              Assistant Secretary
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                             EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION

  99                       Promissory Note dated       Filed herewith
                           November 3, 1994

  99                       Pledge and Security         Filed herewith
                           Agreement dated November 3,
                           1994 between RCI
                           and Richard Frockt